

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via U.S. Mail
Patrick J. Naughton, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

> **Re:** **Ambit BioScience Corporation**
> **Schedule TO-T and TO-T/A fled by Charge Acquisition Corp. and Daiichi Sankyo Company, Ltd.**
> **Filed on October 10 and October 15, 2014, respectively**
> **File No. 005-87467**

Dear Mr. Naughton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

2. Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your

analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

3.   Refer to Section 2.4 (c) of the CVR Agreement. The second sentence of the provision, which commences "*[i]f* a Payment Amount is payable to a Holder…," suggests that it is possible for a Milestone Notice to be sent to a Holder but that the Holder may not be entitled to a payment. Please supplementally clarify the circumstances in which a Milestone Notice could be delivered to the holder without a payment and how frequently the bidders expect such an occurrence. We may have further comment.

4.   We note disclosure in the Offer to Purchase summarizing the provisions of Section 2.4(b) of the CVR Agreement. In addition to the outright achievement of either the Front Line or Second Line Milestones pursuant to the criteria set forth, it appears that a milestone may also be "deemed" to have occurred upon the occurrence of specified events. Please supplementally explain the purpose of this provision, given that the events necessary for the milestone to be "deemed" to occur seemingly overlap with the criteria set forth for milestone achievement.

5.   Please clarify your disclosure as to whether holders of CVRs are the beneficiaries of the CVR Agreement. Disclose the contractual rights the holders have against the Parent or and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreement. Disclose for example, any limitations imposed on the enforcement of rights by holders.

6.   Please supplementally provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation M-A. In this regard, we note that the consideration offered is not solely cash.

Determination of Validity, page 7

7.   You state that your determinations as to the validity of all tenders and withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Conditions of the Offer, page 44

8.   When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

9.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how

Patrick Naughton
Simpson Thacher & Bartlett LLP
October 21, 2014

they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

- the bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):   Mr. Seth Flaum
                    Daiichi Sankyo Company, Ltd.